UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of October, 2012.

Commission File Number 001-13896

Elan Corporation, plc
(Translation of registrant’s name into English)

Treasury Building, Lower Grand Canal Street, Dublin 2, Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report of Foreign Issuer on Form 6-K is incorporated by reference into the Post-Effective Amendments on Forms F-3 and S-8 to the Registration Statement on Form F-3 of Elan Corporation, plc (Registration No. 333-100252), the Registration Statements on Form S-8 of Elan Corporation, plc (Registration Nos. 333-100556, 333-07361, 333-121021, 333-135184, 333-135185, 333-154573, 333-181971 and 333-181973) and the Offer to Purchase and Consent Solicitation Statement, dated as of September 24, 2012, of Elan Finance Public Limited Company and Elan Finance Corp., in respect of the offer to purchase for cash any and all of the outstanding 8.75% Senior Notes due 2016 issued October 2, 2009 and 8.75% Senior Notes due 2016 issued August 17, 2010.

EXHIBIT LIST

Exhibit	Description

99.1
Third Supplemental Indenture, dated as of October 9, 2012, among Elan Finance public limited company and Elan Finance Corp., as Issuers, Elan Corporation, plc and the Subsidiary Note Guarantors party thereto, as Note Guarantors, and BNY Mellon Corporate Trustee Services Limited  (formerly known as BNY Corporate Trustee Services Limited), as Trustee.

99.2
Second Supplemental Indenture, dated as of October 9, 2012, among Elan Finance public limited company and Elan Finance Corp., as Issuers, Elan Corporation, plc and the Subsidiary Note Guarantors party thereto, as Note Guarantors, and The Bank of New York Mellon, as Trustee.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELAN CORPORATION, PLC

By:	/s/ William F. Daniel
Name: William F. Daniel
Title: Executive Vice President and Company Secretary

Dated:   October 11, 2012